UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

VESTIS CORPORATION
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

29430C102
(CUSIP Number)

Keith Meister
Patrick J. Dooley, Esq.
Corvex Management LP
667 Madison Avenue
New York, NY 10065
(212) 474-6700

 COPIES TO:
Jason Daniel
Akin Gump Strauss Hauer & Feld LLP
2300 N. Field Street
Suite 1800
Dallas, TX 75201
(214) 969-4209
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 18, 2024
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 29430C102

1.	Names of Reporting Persons

CORVEX MANAGEMENT LP
2.	Check the Appropriate Box If a Member of a Group (See Instructions)

a. [ ] b. [X]
3.	SEC Use Only
4.	Source of Funds (See Instructions):

AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

[X]
6.	Citizenship or Place of Organization

DELAWARE
	7.	Sole Voting Power
Number of Shares		17,007,877
Beneficially Owned By Each	8.	Shared Voting Power 0
Reporting Person With	9.	Sole Dispositive Power 17,007,877
	10.	Shared Dispositive Power

		0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

17,007,877

12.	Check If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

[ ]
13.	Percent of Class Represented By Amount in Row (11)

12.9%*
14.	Type of Reporting Person (See Instructions)

PN, IA
* See Item 5.

CUSIP NO. 29430C102

1.	Names of Reporting Persons

KEITH MEISTER
2.	Check the Appropriate Box If a Member of a Group (See Instructions)

a. [ ] b. [X]
3.	SEC Use Only
4.	Source of Funds (See Instructions):

AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

[X]
6.	Citizenship or Place of Organization

United States
	7.	Sole Voting Power
Number of Shares		17,007,877
Beneficially Owned By Each	8.	Shared Voting Power 0
Reporting Person With	9.	Sole Dispositive Power 17,007,877
	10.	Shared Dispositive Power

		0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

17,007,877

12.	Check If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

[ ]
13.	Percent of Class Represented By Amount in Row (11)

12.9%*
14.	Type of Reporting Person (See Instructions)

IN, HC
* See Item 5.

This Amendment No. 1 supplements the information set forth in the Schedule 13D dated May 8, 2024, filed by Corvex Management LP (“Corvex”) and Keith Meister with the United States Securities and Exchange Commission (the “Schedule 13D”) relating to the shares of common stock, par value $0.01 per share (the “Shares”), of Vestis Corporation, a Delaware corporation (the “Issuer”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated in its entirety to read as follows:

The Reporting Persons used the working capital of the Corvex Funds to purchase the 17,007,877 Shares reported herein.  The total purchase price for the Shares reported herein was approximately $212,047,240.

Various of the Reporting Persons may effect purchases of securities through margin accounts maintained for the Corvex Funds with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms’ credit policies.  Positions in Shares may be held in margin accounts and may be pledged as collateral security for the repayment of debit balances in such accounts.

Item 4.	Purpose of Transaction

Item 4 is hereby amended and supplemented by the addition of the following:

On June 18, 2024, the Issuer’s Board of Directors (the “Board”) appointed Keith Meister as a director on the Board and issued to Mr. Meister 7,435 restricted stock units of the Issuer in respect of his Board service, which vest 100% into Shares on a 1-to-1 basis on the earlier of (i) the day before the next scheduled annual general meeting of the Issuer’s stockholders after the grant date of the award or (ii) February 16, 2025. Mr. Meister was appointed to the Board as a Class I director, with a term expiring at the first annual meeting of stockholders to be held by the Issuer following the spin-off from Aramark.

In connection with Mr. Meister’s appointment to the Board, on June 18, 2024, the Issuer, Corvex and Mr. Meister entered into a letter agreement (the “Letter Agreement”).  Pursuant to the Letter Agreement, during the period from the date of the Letter Agreement to the date that Mr. Meister is no longer serving on the Board, Corvex and Mr. Meister agreed (i) to certain customary limitations on certain activities, (ii) not to acquire or seek to acquire any Shares or other voting securities of the Issuer or securities convertible into, or exercisable or exchangeable for Shares or other voting securities if, immediately after such acquisition, Corvex, together with Mr. Meister (the “Corvex Group”) and any Investor Affiliate (as defined in the Letter Agreement) would in the aggregate beneficially own more than 15%, or have economic exposure to more than 17%, of the outstanding Shares, and (iii) if members of the Corvex Group do not collectively hold at least 8,503,939 Shares (the “Corvex Group Minimum Ownership Requirement”), then within two business days from the time when the Corvex Group Minimum Ownership Requirement is not met, Mr. Meister shall tender his resignation as a director to the Board, and the Board’s Nominating, Governance and Corporate Responsibility Committee will make a recommendation to the Board as to whether to accept or reject the tendered resignation.

The foregoing description of the Letter Agreement is qualified in its entirety by reference to the full text of the Letter Agreement, which is incorporated by reference as Exhibit 1 and is incorporated herein by reference.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the Issuer’s Board (to the extent public), price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, take such actions with respect to their investments in the Issuer as they deem appropriate. These actions may include, without limitation: (i) subject to the terms of the Letter Agreement, acquiring additional Shares and/or other equity, debt, notes, other securities, or derivative or other instruments that are convertible into Shares, or are based upon or relate to the value of the Shares or the Issuer (collectively, “Securities”) in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.  Mr. Meister currently serves as a director of the Issuer and, in connection with such role, may consider such activities referred to in subsections (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety to read as follows:

(a)-(b) Corvex may be deemed to be the beneficial owner of 17,007,877 Shares, which represent approximately 12.9% of the Issuer’s outstanding Shares.  By virtue of his position as control person of the general partner of Corvex, Mr. Meister may be considered to beneficially own such Shares. The Reporting Persons may be deemed to have sole power to vote and sole power to dispose of 17,007,877 Shares.

The percentage calculated in the immediately foregoing paragraph is calculated based on a total of 131,450,628 Shares outstanding as of April 26, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 8, 2024.

(c) The information in Item 4 is incorporated herein by reference. Except as set forth in Exhibit 2 attached hereto or disclosed herein or previously disclosed in the Schedule 13D, there have been no transactions in the Shares during the sixty days prior to the date hereof by any of the Reporting Persons.

(d) The limited partners of (or investors in) each of the private investment funds for which Corvex or its affiliates acts as general partner and/or investment adviser have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the accounts of their respective funds in accordance with their respective limited partnership interests (or investment percentages) in their respective funds.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented by the addition of the following:

The information in Item 4 is incorporated herein by reference.

The Letter Agreement is incorporated by reference as Exhibit 1 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Exhibit 1
Letter Agreement, dated June 18, 2024, by and between Vestis Corporation, Corvex Management LP and Keith Meister (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on June 20, 2024).

Exhibit 2	Transactions in the Shares effected in the past 60 days

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 20, 2024	CORVEX MANAGEMENT LP

	By:	/s/ Keith Meister
Keith Meister
Managing Partner

Date: June 20, 2024	KEITH MEISTER

	By:	/s/ Keith Meister
Keith Meister

EXHIBIT 2

TRANSACTIONS

The following table sets forth all transactions not previously reported effected in the last sixty days by the Reporting Persons (on behalf of the Corvex Funds) in respect of the Shares, inclusive of any transactions effected through 9:30 a.m., New York City time, on June 20, 2024. All such transactions were purchases of securities effected in the open market, and the table includes commissions paid in per share prices.

NATURE OF TRANSACTION	DATE OF TRANSACTION	AMOUNT OF SECURITIES	PRICE PER SHARE $[1]
Purchase of Common Stock	5/20/2024	116,044	12.59
Purchase of Common Stock	5/21/2024	100,000	12.50
Purchase of Common Stock	5/23/2024	100,000	12.17
Purchase of Common Stock	5/24/2024	100,000	12.02

(1) The prices in each of the following rows are weighted average prices. These shares were purchased in multiple transactions. The Reporting Persons undertake to provide the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price.